SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  Rule 13D-2(a)

                               (Amendment No. 3) *

                          Amwest Insurance Group, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                    032345100
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                                 (CUSIP Number)

                Mr. Phillip E. Huff, Vice President and Treasurer
                   5230 Las Virgenes Road, Calabasas, CA 91302
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 15, 1999
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             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 5 Pages

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          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  032345100               13D              Pa ge    2  of 5 Pages

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     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        John E. Savage

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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *      (a)
                                                                          ----

                                                                          ----
                                                                     (b)   X
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     3       SEC USE ONLY


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     4       SOURCE OF FUNDS *
                     OO

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                                                                       ----
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                                                       ----
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


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     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States of America

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                             7      SOLE VOTING POWER
                                               201,298 shares

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       NUMBER OF             8      SHARED VOTING POWER
        SHARES                                 None
     BENEFICIALLY
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       OWNED BY              9      SOLE DISPOSITIVE POWER
    EACH REPORTING                             201,298 shares
      PERSON WITH
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                            10      SHARED DISPOSITIVE POWER
                                               None

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     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        201,298 shares

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     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES *


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     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        4.6%

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     14      TYPE OF REPORTING PERSON *
                        IN

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Item 1.    Security and Issuer

               This Amendment to Schedule 13D relates to the shares of Common Stock, $.01 par value (the "Shares"), of Amwest Insurance Group, Inc., a Delaware corporation ("Amwest"). The principal executive offices of Amwest are located at 5230 Las Virgenes Road, Calabasas, California 91302.

Item 2.    Identity and Background

               This Amendment to Schedule 13D is being filed by John E. Savage ("Savage") having his business address at 5230 Las Virgenes Road, Calabasas, California 91302. Currently, Savage is employed as the Chief Executive Officer, President and Chief Operating Officer of Amwest and is a citizen of the United States of America.

               During the last five years, Savage has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

               Since his last filing on Schedule 13D dated February 4, 1999 which reported beneficial ownership of 178,158 Shares, Savage sold 2,860 Shares on February 11, 1999 via an open market transaction. Additionally, on April 15, 1999 Amwest paid a 10% stock dividend to stockholders of record as of March 31, 1999 which Savage received an additional 13,413 Shares. Also, Savage has received, in his various capacities including the current Chief Executive Officer, President and Chief Operating Officer of Amwest, options to purchase Shares, pursuant to Amwest's Stock Option Plan and Amwest's 1998 Stock Incentive Plan. Generally, these options expire in 10 years from the date of grant and vest in annual 25% increments beginning one year from the grant date. Since his last filing on Schedule 13D dated February 4, 1999, Amwest on April 5, 1999 granted to Savage options to purchase an additional 7,150 Shares. In addition, certain options granted before February 4, 1999 have vested. Consequently, options to purchase an aggregate of 12,587 Shares held by Savage have vested since January 16, 1996 (10,799 Shares pursuant to options granted before February 4, 1999 and 1,788 Shares pursuant to options granted after February 4,
1999). Pursuant to Rule 13d-3, the Shares underlying such vested options are deemed beneficially owned by Savage.

Item 4.    Purpose of Transaction

               Savage received options to purchase Shares pursuant to Amwest's Stock Option Plan and Amwest's 1998 Stock Incentive Plan. Savage's beneficial ownership of Shares will increase in the future as additional options previously granted to him by Amwest, as well as any options granted in the future, vest.









                                Page 3 of 5 Pages

Item 5.    Interest in Securities of the Issuer

               Savage beneficially owns an aggregate of 201,398 Shares, representing 4.6% of the outstanding Shares as computed in accordance with SEC Rule 13d-3(d)(1)(i). Savage serves as Trustee of the following Trusts: (1)
Savage Family Stock Trust FBO Sandra Lee Savage which owns 23,567 Shares; (2) Savage Family Stock Trust FBO Lorraine Ann Savage which owns 23,567 Shares; and
(3) Savage Family Stock Trust FBO Geraldine K. Thuresson which owns 23,568 Shares. In his capacity as Trustee, Savage has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, such Shares. Savage directly owns 76,845 Shares. In addition, 53,851 Shares beneficially owned by Savage represent Shares which may be acquired by Savage within 60 days of February 7, 2000, pursuant to the exercise of options under Amwest's Stock Option Plan.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

               Savage currently serves as Chief Executive Officer, President and Chief Operating Officer of Amwest. Savage is a party to a Senior Executive Severance Agreement with Amwest, pursuant to which Savage is entitled to certain compensation in the event his employment with Amwest is terminated under certain conditions. Savage is also a party to an indemnity agreement with Amwest regarding Savage's actions as an officer and director of Amwest. Pursuant to the terms of his employment, Savage from time to time may receive options to purchase Shares.

Item 7.    Material to be filed as Exhibits

               None


























                                Page 4 of 5 Pages

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2000


                                                /s/ JOHN E. SAVAGE
                                                ------------------------------

                                                John E. Savage





































                                Page 5 of 5 Pages